SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

               Coastal Caribbean Oils & Minerals
                       (Name of Issuer)

                 Common Stock $0.12 Par Value
                (Title of Class of Securities)

                         19043-22-0
                        (CUSIP Number)

     Steven M. Plon, Esquire, Silverman Coopersmith Hillman & Frimmer
  Two Penn Center Plaza, Suite 910, Philadelphia, PA  19102, (215) 636-4482
           (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           July 7, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of

                               13D


1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Leon S. Gross
          S.S. No. ###-##-####


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)

         (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
         PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7. SOLE VOTING POWER
    4,138,723

8. SHARED VOTING POWER
       51,308

9. SOLE DISPOSITIVE POWER
    4,138,723

10. SHARED DISPOSITIVE POWER
       51,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,190,031

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.47%


14. TYPE OF REPORTING PERSON*
    IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                              Page 2 of

                     AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 to the Schedule 13D amends the Schedule 13D dated February 24, 1987, as amended by Amendment No. 1 dated August 24, 1987, Amendment No. 2 dated November 2, 1987 and Amendment No. 3 dated May 13, 1988 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of general rules and regulations under the Securities Exchange Act of 1934, as amended, and amends the Existing Schedule 13D to the extent set forth below.

     Item 2.  Identity and Background.

     The shares of stock which were previously disclosed to be owned by the Estate of Jacob S. Gross are now owned by the Jacob S. Gross Trust (the "Trust") of which Mr. Gross is co-trustee.

     Item 3.  Source and Amount of Funds or Other Consideration.

     The funds required for the purchases of the shares owned by Mr. Gross were provided from Mr. Gross' personal funds.

     Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Gross personally owns 4,138,723 Shares and the Trust owns 51,308 Shares representing in the aggregate 10.47% of the 40,036,358 issued and outstanding Shares, based on information provided by the Issuer in its Prospectus dated April 15, 1996.

     (b) Mr. Gross has the sole power to vote and dispose of all Shares owned by him. Mr. Gross shares the power to vote and dispose of all Shares owned by the Trust with the other co-trustee of the Trust.

     (c) Pursuant to an offering to its current shareholders described in the Prospectus dated April 15, 1996, on June 7, 1996 Mr. Gross purchased 864,806 Shares and the Trust purchased 14,742 Shares, all of which were purchased at the price of $1.00 per share.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 1996
Date

/s/ Leon S. Gross
Leon S. Gross

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